One Corporate Center Rye, NY 10580-1422 t 914.921.5100 GABELLI.COM

April 26, 2013

Ms. Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli/GAMCO Funds

Dear. Ms. Churko:

This letter responds to your comments communicated by telephone to participants from BNY Mellon Asset Servicing and Gabelli Funds, LLC on March 27, 2013, regarding the shareholder reports of the registrants as identified on Exhibit A (the “Funds”) that were previously filed with the Securities and Exchange Commission (the “SEC”).

In addition, in connection with these filings, the Funds hereby state the following:

1.	The Funds acknowledge that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are solely responsible for the content of such disclosure; and

2.	The Funds acknowledge that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Funds represent that neither they nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Funds’ responses to your comments are reflected below. The substance of your comments has been restated for your ease of reference.

Comment #1- Comstock Funds, Inc.: You noted that the expense ratios in the Fund’s Financial Highlights section should be based on the operating expenses contained in the Statement of Operations section of the financial statements. In addition, you requested that the column entitled “Dividend Expense on Securities Sold Short” in the Fund’s Financial Highlights section be removed from the table and put in a footnote.

Response #1: The requested changes will be made in future shareholder reports.

Comment #2- The GDL Fund: You noted that the expense ratios in the Fund’s Financial Highlights should be based on the operating expenses in the Statement of Operations section of the financial statements and you requested that the line entitled “Ratio of operating expenses including interest, dividends on securities sold short, and offering costs to average net assets attributable to common shares” be removed from the table and put in a footnote.

Response #2: The requested change will be made in future reports.

Comment #3- The Gabelli Utility Trust: You noted that the expense ratios in the Fund’s Financial Highlights should be based on the operating expenses in the Statement of Operations section of the financial statements and you requested that the line entitled “Ratio of operating expenses including interest, dividends on securities sold short, and offering costs to average net assets attributable to common shares” be removed from the table and put in a footnote.

Response #3: The Fund’s current Financial Highlights do not contain an entry for “Ratio of operating expenses including interest, dividends on securities sold short, and offering costs to average net assets attributable to common shares.” If the Fund elects to include this information in future reports it will be included in an appropriate footnote.

Comment #4- Global comment on all Gabelli open-end funds (with the exception of The Gabelli Money Market Funds): You noted that the Management’s Discussion of Fund Performance (“MDFP”), required by Item 27(b)(7)(i) of Form N-1A, focused mainly on the relevant market conditions that affected the Funds’ performance during the most recently completed fiscal year and you requested that disclosure be added about investment strategies, including any derivatives used by the Fund’s investment adviser that materially affected the Fund’s performance during the same time period.

Response #4: We respectfully submit that many of the Funds’ MDFPs already contain discussions of the Fund’s strategies that materially impacted Fund performance. In accordance with the requirements of Form N-1A, going forward, each open-end Fund’s (with the exception of The Gabelli Money Market Funds) MDFPs will contain disclosure relating to investment strategies, including the use of any derivatives, that materially affected such Fund’s performance.

Comment #5- TETON Westwood Mighty MitesSM Fund and The Gabelli Small Cap Growth Fund: You requested that in the fair value hierarchy disclosure in the Notes to Financial Statements, additional disclosure regarding the sensitivity of fair value measurements and how they relate to inputs used to value each Fund’s investments be added to the disclosure as well as a description of the policy for determining transfers into and out of Level 3 securities.

Response #5: The Registrants apply a materiality threshold to determine whether to include quantitative disclosures for Level 3 securities as required under ASC 820-10-50-2(bbb)-(d). The Registrants will include disclosures required under ASC 820-10-50-2(bbb)–(d) if any Level 3 securities are over 1% of total net assets at the end of the reporting period for such Fund. Materiality for Level 3 securities is also measured as of the beginning of the reporting period for the purposes of disclosures under ASC 820-10-50-2(c). The Funds currently include in the Notes to the Financial Statements, the statement “The Funds’ policy is to recognize transfers among Levels as of the beginning of the reporting period” pursuant to the requirements of ASC 820-10-50-2. Going forward, the Registrants will include the following disclosure regarding sensitivity related to Level 3 securities where unobservable inputs are not developed by the reporting entity pursuant to ASC 820-10-50-2(g) in: “Certain of the Fund’s securities are categorized as Level 3 and were valued utilizing third party pricing information without adjustment which is based on unobservable inputs. A significant change in the unobservable inputs could result in a significantly lower or higher value in such Level 3 securities.”

Comment #6- The Gabelli Small Cap Growth Fund: You requested an explanation for why Gerber Scientific, Class B, has a zero cost.

Response #6: Gerber Scientific Class B shares were received on 8/23/11 as an escrow position as the result of a cash merger with Vector Capital Corp. As no cash payments were anticipated at the time of the merger, no allocation of cost was made.

Comment #7- The Gabelli ABC Fund: You requested an explanation for why Delphi Financial Group Inc., Class B, has a zero cost.

Response #7: Delphi Financial Group Inc., Class B shares were received on 5/16/12 as the result of a cash merger with Tokio Marine Holdings, Inc. As no cash payments were anticipated at the time of the merger, no allocation of cost was made.

Comment #8- The Gabelli Focus Five Fund: You requested that in relation to the Schedule of Investments, Footnote A, the Fund provide you with an explanation for the reference to “future trading purposes.”

Response #8: Collateral was held with a broker for written options trading prior to the end of the reporting period. These options were exercised or expired prior to September 30, 2012, however the collateral was not immediately returned to the Fund, as the Adviser intended to enter into additional written options contracts in the near term.

Comment #9- The Gabelli Value Fund Inc./The GDL Fund/The Gabelli Healthcare & Wellness Trust/The Gabelli Utility Trust: In the Funds’ Annual Reports and Prospectuses, the disclosure classifies each Fund as being non-diversified; however, each was operating as a diversified fund as of June 30, 2012 and December 31, 2012. You requested confirmation that the Funds will obtain shareholder approval if they have operated as diversified funds for three years, prior to operating as non-diversified within the three year period, in accordance with Rule 13a-1 of the Investment Company Act of 1940, as amended.

Response #9: The disclosure classifying these Funds as non-diversified will be removed from their disclosure documents. If any of these Funds intends in the future to operate again as non-diversified, such Fund will seek shareholder approval at that time.

Comment #10- Gabelli SRI Green Fund: In the Financial Highlights, Footnote 8, you requested that the Fund provide more information on “Contribution from the Adviser.”

Response #10: Although the Gabelli SRI Green Fund is a diversified investment company, trades were inadvertently made that resulted in the Fund not being invested in cash and cash items, government securities, securities of other investment companies, or other securities limited in respect of any one issuer to not more than 5% of total assets of the fund or 10% of outstanding voting securities of an issuer with respect to 75% of its total assets. This condition was discovered during post trade compliance following the date of the acquisition of the securities that caused the Fund to fall below the required level for diversification purposes. The newly acquired positions, of the holdings that exceeded 5% of the Fund’s total assets, were sold, and to the extent the sales resulted in losses to the Fund, a reimbursement by the Adviser in the amount of $72,052 was made.

Comment #11- GAMCO International Growth Fund, Inc.: You noted that the expense ratios in the Financial Highlights section should be based on the operating expenses contained in the Statement of Operations section of the financial statements. In addition, you requested that the line item entitled “Ratios Net of Interest Expenses” in the Fund’s Financial Highlights section be removed and put in a footnote.

Response #11: The requested changes will be made in future shareholder reports.

Comment #12- The GAMCO Mathers Fund: In the bar graph entitled “Comparison of Change in Value of a $10,000 Investment in the GAMCO Mathers Fund,” you requested that the Fund provide the following statement: “Past performance is not a predictor of future results. The performance and graph do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.”

Response #12: In a footnote to page two of the December 31, 2012 Annual Report, the Fund included the following disclosure: “Returns represent past performance and do not guarantee future results. Investment returns and the principal value of an investment will fluctuate. When shares are redeemed they may be worth more or less than their original cost. Current performance may be lower or higher than the performance data presented.” In future shareholder reports, we will include the disclosure you requested.

Comment #13- The Gabelli Dividend & Income Trust and The Gabelli Utility Trust: In the Statement of Assets and Liabilities, you requested more details regarding why the Fund carries a large balance of advisory fees that remain outstanding and unpaid. You also requested information regarding when this amount would be paid and settled.

Response #13: The Adviser has agreed to reduce the management fee on the incremental assets attributable to each particular series of preferred shares issued as of December 31, 2012 if the total return of the NAV of the common shares of the Fund plus distributions on the common shares does not exceed the stated dividend rate or corresponding swap rate of such series of the preferred shares for the year.

The Fund’s total return on the NAV of the common shares is monitored by the Adviser on a monthly basis. Advisory fees on assets in an amount equal to the liquidation preference of the preferred shares are accrued daily and trued up on a monthly basis based on the monitoring/analysis provided by the Adviser. In order for the Adviser to receive payment of the management fee in respect of such assets, the Fund has to have exceeded the performance hurdle at the end of its fiscal year by an amount sufficient to support such payment. Therefore, the management fee accrual for the assets attributable to the preferred shares stays on the books of the Fund at fiscal year end and is paid to the Adviser on the first business day of January. This avoids creating a receivable from the Adviser if the Fund needs to recover a portion of the fees.

Comment #14- The Gabelli Dividend & Income Trust: You requested an explanation of the “Recapture of gain on sale of Fund shares” in the Statement of Changes in Net Assets.

Response #14: The recapture of gains on Fund sale of shares was the result of a Section 16 Form 4 filing, “Statement of Changes in Beneficial Ownership” by a control person. During the course of transacting in the Fund, a shareholder obtained short swing profits which the Fund was entitled to be paid upon demand.

Comment #15- The Gabelli Dividend & Income Trust/The GDL Fund/The Gabelli Healthcare & Wellness Trust: You requested an explanation of the composition of the payroll expense.

Response #15: With the approval of the respective Board, each Fund reimburses payroll costs attributable to the Fund’s officers. These officers are employees of the Funds and not of the Adviser.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (914) 921-5105.

Very truly yours,

/s/ Bruce Alpert
Bruce Alpert Executive Vice President, Gabelli Funds, LLC

cc:	Agnes Mullady, Gabelli Funds, LLC
Linda Hoard, BNY Mellon Asset Servicing

EXHIBIT A

Registrant Name	Fund Name	N-CSR Date
TETON Westwood Funds	TETON Westwood Equity	9/30/2012
	TETON Westwood Balanced	9/30/2012
	TETON Westwood Intermediate Bond	9/30/2012
	TETON Westwood Small Cap Equity	9/30/2012
	TETON Westwood Income	9/30/2012
	TETON Westwood Mighty Mites	9/30/2012

Gabelli Equity Series Funds, Inc.	Gabelli Equity Income Fund	9/30/2012
	Gabelli Small Cap Growth Fund	9/30/2012
	Gabelli Focus Five Fund	9/30/2012

The Gabelli Money Market Funds	Gabelli US Treasury Money Market	9/30/2012

GAMCO Global Series, Inc.	GAMCO Global Telecommunications Fund	12/31/2012
	GAMCO Global Growth Fund	12/31/2012
	GAMCO Vertumnus Fund	12/31/2012
	GAMCO Global Opportunity Fund	12/31/2012

Gabelli SRI Green Fund, Inc.	Gabelli SRI Green Fund, Inc.	9/30/2012
Gabelli Gold Fund, Inc.	Gabelli Gold Fund, Inc.	12/31/2012
Gabelli Utilities Fund	Gabelli Utilities Fund	12/31/2012
Gabelli Asset Fund	Gabelli Asset Fund	12/31/2012
The Gabelli Dividend Growth Fund	The Gabelli Dividend Growth Fund	12/31/2012
Gabelli Value Fund Inc.	Gabelli Value Fund Inc.	12/31/2012
Gabelli 787 Fund, Inc.	Enterprise Mergers and Acquisitions Fund	10/31/2012
GAMCO Growth Fund	GAMCO Growth Fund	12/31/2012
Gabelli Multimedia Trust Inc.	Gabelli Multimedia Trust Inc.	12/31/2012
GAMCO International Growth Fund, Inc.	GAMCO International Growth Fund, Inc.	12/31/2012
Gabelli Investor Funds, Inc.	The Gabelli ABC Fund	12/31/2012
GAMCO Mathers Fund	GAMCO Mathers Fund	12/31/2012
Gabelli Dividend & Income Trust	Gabelli Dividend & Income Trust	12/31/2012
Gabelli Healthcare & Wellness Trust	Gabelli Healthcare & Wellness Trust	12/31/2012
Gabelli Utility Trust	Gabelli Utility Trust	12/31/2012